United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Ampliación Granada

11529 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933) OR IN OR INTO AUSTRALIA, CANADA, JAPAN, SOUTH AFRICA OR ANY OTHER JURISDICTION IN WHICH SUCH DISTRIBUTION WOULD BE PROHIBITED BY APPLICABLE LAW.

América Móvil completed the placement of €3.0 billion bonds exchangeable into ordinary shares of Koninklijke KPN N.V.

Mexico City, Mexico, May 20, 2015. América Móvil, S.A.B. de C.V. (“AMX”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], has completed the placement of EUR 3.0 billion aggregate principal amount of senior, unsecured bonds (the “Bonds”), exchangeable into ordinary shares of Koninklijke KPN N.V. (the “Exchangeable Bond Offering”). The Bonds will have a maturity of 5 years and will not pay interest. The Bonds will be exchangeable into Koninklijke KPN N.V. (“KPN”) ordinary shares (the “KPN Shares”) at an exchange price 45 per cent. above the volume weighted average price of the KPN Shares on the Euronext Amsterdam on 20 May 2015 (the “Reference Price”). The Reference Price is expected to be announced later today via a separate press release. The Exchangeable Bond Offering is expected to close on 28 May 2015.

In line with market practice for equity-linked transactions in Europe, the Bonds were placed with institutional investors outside US, in accordance with Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

AMX will have the option to redeem all, but not some only, of the Bonds in certain circumstances, including from approximately 2.5 years after the issue date at their principal amount provided that the value of the pro rata share of the Exchange Property in respect of a Bond shall have exceeded 130 per cent. of the principal amount of a Bond over a specified period.

If not previously exchanged or redeemed the Bonds will be redeemed at par on the maturity date, expected to be 28 May 2020. Upon redemption at maturity, AMX will have the flexibility to settle all or part of the redemption value in shares. Upon exchange, AMX will have the flexibility to settle in cash, deliver the underlying KPN Shares or a combination thereof.

Following pricing, AMX has agreed not to place any further KPN Shares in the market for a period beginning today and ending 90 days following the closing of the Exchangeable Bond Offering, subject to customary exceptions. AMX will use the proceeds of the Exchangeable Bond Offering for general corporate purposes.

An application will be made to admit the Bonds to trading on an internationally recognised, regularly operating, regulated or non-regulated, stock exchange as determined by AMX.

Deutsche Bank AG, London Branch is acting as Sole Global Coordinator. Deutsche Bank AG, London Branch and Barclays Bank PLC are acting as Joint Bookrunners. Merrill Lynch International and UBS Limited are acting as Lead Managers. Banca IMI S.p.A. and Citigroup Global Markets Limited are acting as Co-Managers.

Disclaimer

NEITHER THIS PRESS RELEASE NOR ANY COPY OF IT MAY BE TAKEN OR TRANSMITTED INTO THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR SOUTH AFRICA. THE DISTRIBUTION OF THIS PRESS RELEASE IN OTHER JURISDICTIONS MAY BE RESTRICTED BY LAW AND PERSONS INTO WHOSE POSSESSION THIS PRESS RELEASE COMES SHOULD INFORM THEMSELVES ABOUT AND OBSERVE ANY SUCH RESTRICTIONS. BY ACCEPTING THIS PRESS RELEASE POTENTIAL INVESTORS AGREE TO BE BOUND BY THE FOREGOING INSTRUCTIONS.

THE SECURITIES MENTIONED IN THIS PRESS RELEASE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) AND MAY NOT BE OFFERED, SOLD OR DELIVERED WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS SUCH TERMS ARE DEFINED IN REGULATION S UNDER THE SECURITIES ACT) ABSENT REGISTRATION OR AN EXEMPTION FROM THE APPLICABLE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT. THERE WILL BE NO PUBLIC OFFER OF THE SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION.

THIS PRESS RELEASE IS DIRECTED EXCLUSIVELY AT MARKET PROFESSIONALS AND INSTITUTIONAL INVESTORS, BEING “QUALIFIED INVESTORS” WITHIN THE MEANING OF THE PROSPECTUS DIRECTIVE. IT IS FOR INFORMATION PURPOSES ONLY AND IS NOT TO BE RELIED UPON IN SUBSTITUTION FOR THE EXERCISE OF INDEPENDENT JUDGEMENT. IT IS NOT INTENDED AS INVESTMENT ADVICE AND UNDER NO CIRCUMSTANCES IS IT TO BE USED OR CONSIDERED AS AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY NOR IS IT A RECOMMENDATION TO BUY OR SELL ANY SECURITY.

THIS PRESS RELEASE AND THE OFFERING WHEN MADE ARE ONLY ADDRESSED TO, AND DIRECTED IN, MEMBER STATES OF THE EUROPEAN ECONOMIC AREA (THE “EEA”) WHICH HAVE IMPLEMENTED THE PROSPECTUS DIRECTIVE (EACH, A “RELEVANT MEMBER STATE”), AT PERSONS WHO ARE “QUALIFIED INVESTORS” WITHIN THE MEANING OF ARTICLE 2(1)(E) OF THE PROSPECTUS DIRECTIVE (“QUALIFIED INVESTORS”). FOR THESE PURPOSES, THE EXPRESSION “PROSPECTUS DIRECTIVE” MEANS DIRECTIVE 2003/71/EC (AND AMENDMENTS THERETO, INCLUDING THE 2010 PD AMENDING DIRECTIVE), AND INCLUDES ANY RELEVANT IMPLEMENTING MEASURE IN THE RELEVANT MEMBER STATE AND THE EXPRESSION “2010 PD AMENDING DIRECTIVE” MEANS DIRECTIVE 2010/73/EU.

IN ADDITION, IN THE UNITED KINGDOM THIS PRESS RELEASE IS BEING DISTRIBUTED ONLY TO, AND IS DIRECTED ONLY AT, QUALIFIED INVESTORS (I) WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, AS AMENDED (THE “ORDER”) AND QUALIFIED INVESTORS FALLING WITHIN ARTICLE 49(2)(A) TO (D) OF THE ORDER, AND (II) TO WHOM IT MAY OTHERWISE LAWFULLY BE COMMUNICATED (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “RELEVANT PERSONS”). THIS RELEASE MUST NOT BE ACTED ON OR RELIED ON (I) IN THE UNITED KINGDOM, BY PERSONS WHO ARE NOT RELEVANT PERSONS, AND (II) IN ANY MEMBER STATE OF THE EEA OTHER THAN THE UNITED KINGDOM, BY PERSONS WHO ARE NOT QUALIFIED INVESTORS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PRESS RELEASE RELATES IS AVAILABLE ONLY TO (A) RELEVANT PERSONS IN THE UNITED KINGDOM AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS IN THE UNITED KINGDOM AND (B) QUALIFIED INVESTORS IN MEMBER STATES OF THE EEA (OTHER THAN THE UNITED KINGDOM).

THIS PRESS RELEASE AND ANY INFORMATION ISSUED BY AMX ON THE TERMS OF THE BONDS ARE SOLELY THE RESPONSIBILITY OF AMX AND HAS NOT BEEN REVIEWED OR AUTHORISED BY THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION (COMISIÓN NACIONAL BANCARIA Y DE VALORES, OR “CNBV”). THE TERMS AND CONDITIONS OF THE OFFERING OF THE BONDS WILL BE NOTIFIED TO THE CNBV FOR INFORMATION PURPOSES ONLY AND SUCH NOTICE DOES NOT CONSTITUTE A CERTIFICATION AS TO THE INVESTMENT VALUE OF THE BONDS OR THE SOLVENCY OF AMÉRICA MÓVIL, S.A.B. DE C.V. THE BONDS MAY NOT BE OFFERED OR SOLD IN MEXICO, ABSENT AN AVAILABLE EXEMPTION UNDER THE MEXICAN SECURITIES MARKET LAW (LEY DEL MERCADO DE VALORES). IN MAKING AN INVESTMENT DECISION, ALL INVESTORS, INCLUDING ANY MEXICAN CITIZEN WHO MAY ACQUIRE BONDS FROM TIME TO TIME, MUST RELY ON THEIR OWN EXAMINATION OF AMX

ANY DECISION TO PURCHASE ANY OF THE BONDS SHOULD ONLY BE MADE ON THE BASIS OF AN INDEPENDENT REVIEW BY A PROSPECTIVE INVESTOR OF AMX’S AND KPN’S PUBLICLY AVAILABLE INFORMATION. NEITHER THE JOINT BOOKRUNNERS, THE LEAD MANAGERS, THE CO-MANAGERS (TOGETHER, THE “MANAGERS”) NOR ANY OF THEIR RESPECTIVE AFFILIATES ACCEPT ANY LIABILITY ARISING FROM THE USE OF, OR MAKE ANY REPRESENTATION AS TO THE ACCURACY OR COMPLETENESS OF, THIS PRESS RELEASE OR AMX’S AND KPN’S PUBLICLY AVAILABLE INFORMATION.

EACH PROSPECTIVE INVESTOR SHOULD PROCEED ON THE ASSUMPTION THAT IT MUST BEAR THE ECONOMIC RISK OF AN INVESTMENT IN THE SECURITIES. NONE OF AMX, KPN OR THE MANAGERS MAKE ANY REPRESENTATION AS TO (I) THE SUITABILITY OF THE SECURITIES FOR ANY PARTICULAR INVESTOR, (II) THE APPROPRIATE ACCOUNTING TREATMENT AND POTENTIAL TAX CONSEQUENCES OF INVESTING IN THE BONDS OR (III) THE FUTURE PERFORMANCE OF THE SECURITIES EITHER IN ABSOLUTE TERMS OR RELATIVE TO COMPETING INVESTMENTS.

THE MANAGERS ARE ACTING ON BEHALF OF AMX AND NO ONE ELSE IN CONNECTION WITH THE BONDS AND WILL NOT BE RESPONSIBLE TO ANY OTHER PERSON FOR PROVIDING THE PROTECTIONS AFFORDED TO CLIENTS OF THE MANAGERS OR FOR PROVIDING ADVICE IN RELATION TO THE SECURITIES.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2015

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno
Name:	Carlos José García Moreno
Title:	Attorney-in-fact